VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

April 11, 2023

VIA EDGAR

Mr. Scott Lee, Esq.

Staff Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	Voya Funds Trust (the "Registrant")
(File Nos. 333-59745; 811-08895)

Dear Mr. Lee:

This letter responds to comments provided by telephone on April 3, 2023, by the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") with respect to Post-Effective Amendment No. 124 (the "Amendment") to the Registrant's Registration Statement on Form N-1A (the "Registration Statement"). This Amendment was filed with the SEC, via the EDGAR system, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), on February 15, 2023. The purpose of the Amendment is to register Class C shares of Voya Short Duration High Income Fund (the "Fund"), a newly-registered fund which commenced operations in February 2023.

Our summary of the comments and our responses thereto are provided below. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement. The Registrant intends to file a future post-effective amendment pursuant to Rule 485(b) under the 1933 Act to, as applicable: (i) reflect the revisions discussed herein in response to the Staff's comments; (ii) make certain non-material changes, as appropriate; (iii) include relevant financial information; and (iv) file exhibits to the Registration Statement.

1.Comment: The Staff requested that responses to the Staff's comments be filed via EDGAR at least five (5) business days prior to filing the 485(b) filing.

Response: The Registrant appreciates the Staff's request and will strive to file responses to the Staff's comments via EDGAR at least five (5) business days prior to filing the 485(b) filing.

2.Comment: The Staff noted the following statement in the Fund's Principal Investment Strategies and requested that the Registrant add disclosure explaining the significance of a CCC or lower rating:

The Fund may invest up to 10% of its net assets in securities rated CCC or below (or the equivalent) by S&P, Moody's, or Fitch, or in unrated securities determined by the Sub-Adviser to be of comparable quality.

Response: The Registrant believes that such disclosure is unnecessary when considered in the context of the following statement which precedes the referenced disclosure in the same paragraph (emphasis added):

Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in debt securities issued by public and private companies, which, at the time of purchase, are rated below investment grade (rated Ba or below by Moody's Investors Service, Inc. ("Moody's") or BB or

Mr. Scott Lee, Esq.

U.S. Securities and Exchange Commission

April 11, 2023

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below by S&P Global Ratings ("S&P") or Fitch Ratings ("Fitch")) or, if unrated, determined by the sub-adviser (the "Sub-Adviser") to be of comparable quality (sometimes referred to as "high-yield securities" or "junk bonds"), and in derivatives and other synthetic instruments that have economic characteristics similar to such debt securities.

In addition, the Registrant notes that the following disclosure in Appendix A - DESCRIPTION OF CREDIT RATINGS to the Fund's Statement of Additional Information is responsive to the Staff's comment:

BB, B, CCC, CC, C — Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

3.Comment: The Staff noted that the Fund "may invest up to 20% of its assets in foreign (non-U.S.) securities, which will typically be U.S. dollar-denominated but may include securities denominated in foreign currencies" and requested that the Registrant add disclosure to the Principal Investment Strategies section of the Fund's prospectus regarding investments in emerging markets, if applicable, and to provide the Fund's definition of "emerging markets."

Response: The Registrant appreciates the Staff's comment. Although, at times, the Fund may invest in emerging markets securities, it does not have a strategy to principally invest in such issuers and therefore respectfully declines to add the requested disclosure.

4.Comment: The Staff noted the Fund's Principal Investment Strategies state that the Fund "may invest in other investment companies, including exchange-traded funds ("ETFs")" and requested that the Registrant add risk disclosure regarding operational risks related to ETFs.

Response: The Registrant has revised the principal risk titled "Other Investment Companies" as marked below:

Other Investment Companies: The main risk of investing in other investment companies, including ETFs, is the risk that the value of an investment company's underlying investments might decrease. Shares of investment companies that are listed on an exchange may trade at a discount or premium from their net asset value. You will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the Fund's expenses. The investment policies of the other investment companies may not be the same as those of the Fund; as a result, an investment in the other investment companies may be subject to additional or different risks than those to which the Fund is typically subject. In addition, shares of ETFs may trade at a premium or discount to net asset value and are subject to secondary market trading risks. Secondary markets may be subject to irregular trading activity, wide bid/ask spreads, and extended trade settlement periods in times of market stress because market makers and authorized participants may step away from making a market in an ETF's shares, which could cause a material decline in the ETF's net asset value.

Mr. Scott Lee, Esq.

U.S. Securities and Exchange Commission

April 11, 2023

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5.Comment: The Staff noted that the principal risk titled "Covenant-Lite Loans" includes a reference to collateralized loan obligations ("CLOs") and requested that, to the extent CLOs are a principal investment for the Fund, the Registrant revise the Fund's Principal Investment Strategies to disclose such investments.

Response: Although the Fund may invest in CLOs, the Fund does not invest principally in such investments and respectfully declines to add disclosure regarding CLO investments.

6.Comment: With respect to the risk titled "Derivative Instruments," the Staff requested that the

Registrant revise or "tailor" the description of the risk to include the specific types of derivative instruments in which the Fund may principally invest.

Response: The Registrant appreciates the Staff's comment but believes the Fund's disclosure adequately describes the risks entailed with investment in the types of derivatives included in the Fund's Principal Investment Strategies.

7.Comment: The Staff noted the inclusion of "Preferred Securities" as a principal risk and requested that, to the extent the Fund considers preferred securities to be "debt securities" for the purposes of its 80% policy, the Registrant add corresponding disclosure to the Fund's Principal Investment Strategies.

Response: The Registrant confirms that the Fund's investments in preferred securities are not applied to the Fund's 80% policy.

8.Comment: The Staff noted that in the section titled "Performance of Other Accounts," the Average

Annual Total Returns information for the other accounts is provided as of December 31, 2021 and requested that the Registrant provide more recent performance information.

Response: The Registrant notes that AllianzGI only managed the other accounts through July 22, 2022. The Registrant has therefore provided the most recent calendar year performance that is available, which is consistent with the requirements of Item 4 of Form N-1A to provide calendar year performance.

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Should you have any questions or comments regarding this letter, please contact Angela Gomez at (480) 477- 2313 or the undersigned at (212) 309-6566.

Regards,

/s/ Nicholas C.D. Ward Nicholas C.D. Ward Counsel

Voya Investment Management

cc:Huey P. Falgout, Jr., Esq. Voya Investments, LLC

Elizabeth J. Reza, Esq.

Ropes & Gray LLP